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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                   BELO CORP.
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                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
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                         (Title of Class of Securities)

                                   080555 20 4
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                                 (CUSIP Number)

                              James M. Moroney III
                                 P.O. Box 655237
                              Dallas, TX 75265-5237
                                 (214) 977-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 15, 2002
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(e) or 240.13d-1(f), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                 Amendment Number 1 to Schedule 13D (continued)
CUSIP No. 080555 20 4                                         Page 2 of 8 Pages


1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
                     Moroney Management, Limited
                     75-2651609

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a)  [  ]
                     (b)  [  ]

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (See Instructions)
                     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Texas

                      7.    Sole Voting Power
 Number of                          0
   Shares
Beneficially          8.    SHARED VOTING POWER
  Owned by                          2,000,000
    Each
 Reporting            9.    SOLE DISPOSITIVE POWER
Person With                         0

                     10.   SHARED DISPOSITIVE POWER
                                    2,000,000

11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                     2,000,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.       Percent of Class Represented by Amount in Row 11
                     11.1%

14.       Type of Reporting Person (See Instructions)
                     PN


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                 Amendment Number 1 to Schedule 13D (continued)
CUSIP No. 080555 20 4                                         Page 3 of 8 Pages

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
                     James M. Moroney III

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a)  [  ]
                     (b)  [  ]

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (See Instructions)
                     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States

                      7.    Sole Voting Power
 Number of                           409,700
   Shares
Beneficially          8.    SHARED VOTING POWER
  Owned by                           2,000,480
    Each
 Reporting            9.    SOLE DISPOSITIVE POWER
Person With                          409,700

                     10.   SHARED DISPOSITIVE POWER
                                     2,000,480

11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                     2,410,180

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
                     See Item 5 below.

13.       Percent of Class Represented by Amount in Row 11
                     13.1%

14.       Type of Reporting Person (See Instructions)
                     IN




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                 Amendment Number 1 to Schedule 13D (continued)
CUSIP No. 080555 20 4                                         Page 4 of 8 Pages

         This Amendment Number 1 to Schedule 13D is filed by Moroney Management, Limited, a Texas limited partnership (the "Partnership") and James M. Moroney III to report a change in the managing general partner of the Partnership, and to amend the Partnership's reported holdings of Series B Common Stock (the "Series B Common Stock") of Belo Corp. (the "Company") to reflect the Company's two-for-one stock split, which occurred after the date of the original filing of this Schedule 13D.

ITEM 1. SECURITY AND ISSUER

         This Schedule relates to the Series B Common Stock, $1.67 par value per share, of the Company. Series B Common Stock is convertible at any time on a share-for-share basis into Series A Common Stock, $1.67 par value per share. The address of the principal executive offices of the Company is P.O. Box 655237, Dallas, TX 75265-5237.

ITEM 2. IDENTITY AND BACKGROUND

         The names and addresses of the persons filing this Schedule are as follows:

(a)-(c)& (f)      Moroney Management, Limited is a Texas limited partnership that was formed in April 1996. The address of the principal office of the Partnership is P.O. Box 655237, Dallas, TX
                  75265-5237. The primary business of the Partnership is to maintain for a significant period of time all of the voting rights of the Series B Common Stock and to prevent ownership of the Series B Common Stock from becoming fractionalized. The general partners of the Partnership are:

                  (i) James M. Moroney III, managing general partner of the Partnership effective as of April 15, 2002, is a United States citizen and his principal occupation is Publisher and Chief Executive Officer of The Dallas Morning News. Mr. Moroney III's business address is Belo Corp., P.O. Box 655237, Dallas, TX 75265-5237.

                  (ii) James M. Moroney, Jr., general partner of the Partnership, is a United States citizen whose business address is Belo Corp., P.O. Box 655237, Dallas, TX 75265-5237.

(d)& (e) Neither the Partnership nor the individuals listed above have, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The acquisition of the Series B Common Stock of the Company by the Partnership was in the form of a transfer from the general partners of the Partnership to the Partnership on July 15, 1996. No cash consideration was paid in connection therewith. See Schedule 13G, filed by James M. Moroney, Jr. on February 16, 1988, and any amendment thereto.




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                 Amendment Number 1 to Schedule 13D (continued)
CUSIP No. 080555 20 4                                         Page 5 of 8 Pages

         In June 1998, the Company effected a two-for-one stock split in the form of a dividend of one share of common stock for each share of common stock outstanding. All share amounts have been amended to take into account the effect of this stock split.

         Effective as of April 15, 2002, James M. Moroney III became managing general partner of the Partnership and James M. Moroney, Jr. ceased to hold that position.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the transfer of the Series B Common Stock by the general partners to the Partnership is to maintain for a significant period of time all of the voting rights of the Series B Common Stock and to prevent ownership of the Series B Common Stock from becoming fractionalized.

         The Partnership and each of the general partners intends to review its respective investment in the Company on a continuing basis and may, at any time, consistent with such person's obligations under the federal securities laws, determine to increase or decrease its ownership of securities of the Company through purchases or sales in the open market or in privately-negotiated transactions. The Partnership and each of the general partners review of its respective investment in the Company will depend on various factors, including the Company's business prospects, other developments concerning the Company, general economic conditions, financial and stock market conditions, such person's financial situation, estate planning considerations, need for and availability of capital, and any other facts and circumstances which may become known to the Partnership or the general partners regarding such person's investment in the Company. At the time of filing this Amendment No. 1 to
Schedule 13D, neither the Partnership, nor either of the general partners has any plans to purchase additional securities of the Company in the open market in the immediate future. However, the Reporting Person and each of the general partners may engage in privately-negotiated transactions in the future, and Mr. Moroney III may, from time-to-time, acquire additional securities of the Company under various employee benefit and compensation arrangements of the Company and each such person hereby reserves the right to reevaluate his investment in the Company and to purchase additional securities in the open market or otherwise.

         Except as may occur in the ordinary course of business of the Company, neither the Partnership, nor the general partners have any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) a series of securities of the Company being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, James M. Moroney III, in his capacity as an executive officer of the Company, may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


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                 Amendment Number 1 to Schedule 13D (continued)
CUSIP No. 080555 20 4                                         Page 6 of 8 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Partnership beneficially owns an aggregate of 2,000,000 shares, or approximately 11.1%, of the outstanding Series B Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the Securities and Exchange Commission (the "SEC").

                  James M. Moroney III beneficially owns 2,410,180 shares, or approximately 13.1%, of the outstanding Series B Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the SEC.* This includes:

                  -   2,000,000 shares held by the Partnership,

                  - 287,750 shares issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof),

                  -   68,044 shares directly held by Mr. Moroney III,

                  -   52,100 shares held in Moroney Marital, LP,

                  - 1,806 shares held in the Company's 401(k) plan for the benefit of Mr. Moroney III,

                  - 480 shares held jointly by Mr. Moroney III, and his spouse, Barbara Moroney.

                  * This includes 1,980,000 shares held by the Partnership for which Mr. Moroney III disclaims any pecuniary interest. This does not include 1,600 shares owned by Mrs. Moroney III or 800 shares held in various trusts and corporations for the benefit of his minor children, as to which shares Mr. Moroney III disclaims beneficial ownership.

                  James M. Moroney, Jr. beneficially owns 1,119,393 shares, or approximately 6.2%, of the outstanding Series B Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the SEC.** This includes:

                  -   1,101,044 shares directly held by Mr. Moroney, Jr.,

                  - 18,349 shares issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof),

                  ** This does not include 42,000 shares owned by Mr. Moroney, Jr.'s spouse, as to which shares he disclaims beneficial ownership.

         (b) The Partnership and Mr. Moroney III, as the managing general partner of the Partnership, share voting and dispositive power over the 2,000,000 shares of Series B Common Stock held by the Partnership. In addition, Mr. Moroney III shares voting and dispositive power with respect to 480 shares held jointly by him and his spouse.

                  Mr. Moroney III has sole voting and dispositive power with respect to 287,750 shares of Series B Common Stock issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof), 68,044 shares of Series B Common Stock he holds directly, and 52,100 shares of Series B Common Stock held in Moroney Marital, LP.

                  Mr. Moroney, Jr. has sole voting and dispositive power with respect to 1,101,044 shares of Series B Common Stock he holds directly and 18,349 shares of Series B Common Stock issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof).

CUSIP No. 080555 20 4                                         Page 7 of 8 Pages

                  Mrs. Moroney III is a United States citizen and is not employed. Mrs. Moroney III's business address is c/o Belo Corp., P.O. Box 655237, Dallas, TX 75265-5237. During the last five years Mrs. Moroney III has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) No transactions in Series B Common Stock were made by the Partnership or either of the general partners during the past sixty days.

         (d) Not applicable

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         No material change.


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                 Amendment Number 1 to Schedule 13D (continued)
CUSIP No. 080555 20 4                                         Page 8 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Dated: April 15, 2002              MORONEY MANAGEMENT, LIMITED


                                   By:   /s/ James M. Moroney III
                                      -----------------------------------------
                                   Name: Mr. James M. Moroney III
                                   Title: Managing General Partner


                                   JAMES M. MORONEY III, INDIVIDUALLY

                                   By:   /s/ James M. Moroney III
                                      -----------------------------------------